K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 17, 2014

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos Dynamic Convertible and Income Fund
(File Nos. 333-194565 and 811-22949)
Registration Statement on Form N-2

Dear Ms. Lithotomos:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by comment letter dated April 11, 2014, with respect to the registration statement on Form N-2 filed under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) (File Nos. 333-194565; 811-22949), (“Registration Statement”) for Calamos Dynamic Convertible and Income Fund (the “Fund” or “Registrant”).

We respectfully submit this response letter on behalf of the Fund. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Fund is filing this response in conjunction with filing Pre-Effective Amendment No. 1 to the Registration Statement.

We have, for the convenience of the Staff, repeated below the Comments followed by the Fund’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

Prospectus

General

1. Your cover letter states that, at present, the Fund has not selected an underwriter. Please state in your response letter whether FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, please indicate whether FINRA will review the payments to the underwriter for purposes of determining compliance with FINRA guidelines on underwriter compensation.

Response: The Fund confirms supplementally that, upon selection of one or more underwriters, it intends to file a pre-effective amendment containing information related to the plan of distribution, including the proposed underwriting terms and arrangements. As an adjunct to this pre-effective amendment, the Fund will, with the assistance of the underwriter(s) and their counsel, submit the proposed underwriting terms and arrangements, including the payments to the underwriter, to FINRA for review. The Fund will also file as exhibits via a pre-effective amendment to the Registration Statement any such agreements to the extent required by Form N-2.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

Response: At this time, the Fund has not submitted, nor does the Fund expect to submit, an exemptive application or no-action request in connection with this Registration Statement.

Securities and Exchange Commission

October 17, 2014

3. The Fund’s name contains the word “Dynamic.” Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

Response: The Fund confirms supplementally that the word “Dynamic” in the Fund’s name is intended to convey that the Fund’s investment process adapts to dynamic economic, capital market and investment environments, as well as incorporates diverse views. Language to this effect can be found on pages 8 and 56 of the prospectus.

4. On page (i), the term Managed Assets is defined for purposes of the Fund’s 80% policy (“80% test”). Please make a representation in your response letter that, for purposes of the 80% test, the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Response: Rule 35d-1(d)(2) under the 1940 Act defines “Assets” to mean “net assets, plus the amount of any borrowings for investment purposes.” The “Managed Assets” term defined in the Fund’s 80% policy indicates that “‘Managed Assets’ means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage).” The Registrant confirms that the definitions of both terms are materially identical, and that the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Prospectus Summary

Investment Objective and Strategies

5. The investment objective, on page 1, states that the Fund’s investment objective is to “provide total return through a combination of capital appreciation and current income.” The Fund name includes “Income” which suggests that the objective of the Fund is income and not total return. Please revise the investment objective or Fund name in light of this inconsistency.

Response: The Fund respectfully submits that the Fund’s investment objective is consistent with its name. The Fund believes that the term “total return” contemplates both capital appreciation and gains as well as income. The Fund believes that the name, “Calamos Dynamic Convertible and Income Fund” does not indicate that it will be solely focused on income, but rather that income will be part of a broader return profile, as indicated in the investment objective.

In addition, the Fund believes that this name is not misleading and is consistent with Rule 35d-1 and Section 35(d) under the 1940 Act. Neither Rule 35d-1 nor Section 35(d) applies any specific requirements to the investment objectives of funds with “income” in their names. In Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec, 4, 2001) (“35d-1 FAQ”), the SEC staff, in response to the question, “How does Rule 35d-1 apply to a fund that uses the term “income” in its name?” responded:

Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. . . . Similarly, the term “growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income.

Further, as indicated in the Rule 35d-1 FAQ, a fund may have an investment objective that contains more than one component, as in the case of “growth and income.” The Fund’s investment objective states that it intends to provide total return through a combination of capital appreciation and current income, and the description of the Fund’s strategies supports this objective by describing the Fund’s focus on generating current income. For example, under “Investment Objective and Principal Investment Strategies,” the prospectus states that “the Fund will invest primarily in . . . debt and equity income producing securities, as well as other investments that generate current income . . . .”

Securities and Exchange Commission

October 17, 2014

The Fund takes the position that total return has two components, capital appreciation and income, which are each referenced in its investment objective. This position is consistent with the general industry practice for income funds to include total return in their investment objective, along with the components that comprise total return. For example, Artisan High Income Fund and Credit Suisse Gold and Income Strategy Fund each have “income” in their name, but also have “total return” along with “capital appreciation” and “current income” as an investment objective.

6. On page 1, the prospectus states that the Fund will invest at least 50% of its managed assets in convertible securities (including “synthetic convertible securities”). Please explain, in Plain English, what this term means and whether this investment is intended to be included in the Fund’s 80% investment basket for purposes of complying with Rule 35d-1 of the 1940 Act. If so, please explain to us why you believe that these investments that comprise these synthetic positions have economic characteristics similar to the types of investments suggested by the Fund’s name. See Rule 35d-1 under the 1940 Act.

Response: In general, a synthetic convertible security is a financial instrument that is designed to simulate the characteristics of a convertible security through the combined features of a collection of other securities. A synthetic convertible security is created by pairing a debt instrument and an option (or another instrument that provides equity optionality). When combined, these securities provide the economic investment profile of a convertible security. Although these components can be combined into a single instrument, they are most commonly held together in concert as separate instruments.

The Fund added the following underlined disclosure, which is included on page 30 of the prospectus, to explain, in plain English, the meaning of the term “synthetic convertible securities”:

The Fund will invest primarily in a portfolio of convertible securities (including synthetic convertibles, which are single instruments, or multiple instruments held in concert, that are composed of two or more securities with investment characteristics that, when taken together, resemble those of traditional convertible securities).

Additionally, the Fund confirms supplementally that its investment in synthetic convertible securities is intended to be included in the Fund’s 80% investment basket. In footnote 13 to the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket. The Fund’s name suggests that the Fund will invest in convertible securities. When taken together, the securities that make-up the synthetic security possess the two principal economic characteristics of a convertible security, which are: (1) a fixed-income return, and (2) the right to acquire an equity security. The Fund’s investment adviser strongly believes that these synthetic convertible instruments have economic characteristics similar to convertible securities.

7. Does the Fund intend to offer preferred shares within twelve months of effectiveness? If so, please provide the appropriate disclosure regarding strategy, risks, fee and expense disclosure, as well as diminution of common stock voting power.

Response: The Fund confirms supplementally that it has no present intention of offering preferred shares within twelve months of effectiveness of its Registration Statement.

Securities and Exchange Commission

October 17, 2014

8. The prospectus states on page 2 that the Fund may invest in securities of foreign issuers in developed and emerging markets. As you are probably aware, the political situation in Russia and Ukraine has continued to develop over the past few weeks. To the extent that the Fund expects that it will have exposure to Russian or Ukrainian securities, please consider whether the Fund should include specific risk disclosure relating to those countries and/or the events unfolding in the regions. We may have further comments.

Response: Although the Fund has no present intention of making significant investments in Russsia, it retains the flexibility to do so. Accordingly, the Fund has revised the disclosure in accordance with the staff’s comments by adding the following disclosure on page 23 of the prospectus:

The response of the international community—through economic sanctions and otherwise—to Russia’s recent annexation of the Crimea region of Ukraine and posture vis-a-vis Ukraine may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. It is difficult to predict how long the securities markets may be affected by these events and/or the effects of these events in the future on the U.S. economy and securities markets.

9. The prospectus states, on page 2, that the Fund may seek to generate income from option premiums by selling options. Please add disclosure discussing the Fund’s practices with respect to the segregation of asset coverage policy on the index options.

Response: The Fund calls the staff’s attention to the current disclosure included on page 21 of the Prospectus that addresses this risk.

10. As a primary investment strategy, the Fund intends to invest in “synthetic convertible securities.” Please supplementally inform the staff whether these types of securities are deemed to be derivatives for investment purposes. If so, please disclose this and any attendant risks.

Response: The Fund confirms supplementally that synthetic convertible securities are not deemed to be derivatives for investment purposes in and of themselves, although they may utilize derivatives to achieve the effect of investing in a convertible security. A “synthetic convertible” is not a specific type of instrument, rather it is the combination in a portfolio of various securities held in concert that in the aggregate are designed to provide an economic return that is similar to convertible securities.1 As a result, synthetic convertible instruments are thus more properly understood as a strategy, rather than a particular type of investment.2 Mr. John P. Calamos Sr., the founder of the Fund’s investment adviser, and chairman of the Board of Trustees of the Fund, has noted the following about synthetic convertibles: “a synthetic is not issued; it is created, usually by a third party other than the corporation whose underlying stock performance ultimately determines its value.”3 Synthetic convertibles are formed when the investor purchases and holds debt securities, which function like the bond portion of a convertible security, and contemporaneously purchases an instrument that gives equity exposure (typically on the same issuer), which

[1]	Convertible securities include any corporate debt security or preferred stock that may be converted into underlying shares of common stock. Convertible securities entitle the holder to receive interest payments paid on corporate debt securities or the dividend preference on a preferred stock until such time as the convertible security matures or is redeemed or until the holder elects to exercise the conversion privilege. A convertible security is a hybrid instrument in that it comprises a debt or preferred stock interest with an embedded option on the security into which it may be converted.
[2]	Under certain circumstances, third-party brokers might create structured securities that package aspects of different securities into a single instrument, or which take the form of a structured note. In most instances, however, the phrase “synthetic convertible” refers to holdings of various component securities in a portfolio that, in the aggregate, provide the portfolio with a convertible security’s economic profile rather than referencing a single type of instrument.
[3]	John P. Calamos, CONVERTIBLE SECURITIES: THE LATEST INSTRUMENTS, PORTFOLIO STRATEGIES, AND VALUATION ANALYSIS 105 (rev. ed. 1998).

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October 17, 2014

replicates the embedded option feature of a convertible security.4 By utilizing a synthetic convertible strategy, the Fund is essentially seeking to achieve two competing investment outcomes through investment in disparate instruments: the base-line investment return and protection that investment exposure to debt securities can provide, coupled with the potential additional return that exposure to equities can provide.

The Fund confirms supplementally that the individual components it uses in combination to achieve its synthetic convertible strategy, including any derivatives, are described fully in the Fund’s investment strategy and investment risks sections of its prospectus, as are the risks of synthetic convertibles more generally (the relevant portions of which begin on pages 32 and 42 of the prospectus, respectively).

11. Given that the Fund may principally invest in synthetic collateralized securities, highlight in plain English the characteristics of such securities and the magnitude of investment risk to which such investments expose the Fund.

Response: The Fund confirms supplementally that while it will not principally invest in synthetic collateralized securities, it will invest in synthetic convertible securities. The Registrant confirms that the risks of investing in synthetic convertible securities, including the various securities that are combined to create a synthetic convertible security, are included in the prospectus in plain English. The Registrant further confirms its belief that the order of magnitude of investment risk of such investments is included within the discussion of the various portfolio risks disclosed by the prospectus.

12. The prospectus states, on page 1, the Fund may invest in synthetic convertible securities whose “convertible component is achieved by investing in warrants or options.” Please disclose who will write the options and whether they will be exchange traded or over-the-counter.

Response: The Fund intends to purchase options and warrants over the counter and over an exchange. To the extent the Fund purchases options over the counter, the entity writing the option will be an unaffiliated third party. In the case of exchange traded options, the option writer will be the Options Clearing Corporation. In the case of warrants, the issuer will typically be the company whose stock underlies the warrants. The relevant disclosure is included under the caption, “Options Writing” on page 34 of the prospectus.

Dividends and Distributions

13. On page 5, the disclosure describes the Fund’s distribution policy that is described in more detail on page 35. Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profits. Please disclose that the Fund’s distributions may include returns of capital and summarize the consequences of a return of capital distribution. In particular, please disclose that the distribution is a return of the shareholder’s original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price.

Response: The Fund has added the requested clarifying disclosure on pages 10 and 63 of the prospectus.

Fund Risks

14. In the section titled “Antitakeover Provisions,” please briefly disclose how the antitakeover provisions may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees.

[4]	Id. at 108.

Securities and Exchange Commission

October 17, 2014

Response: The Fund confirms supplementally its view that the section titled “Antitakeover Provisions” adequately discloses how the antitakeover provisions may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees. In particular, page 22 of the Prospectus states: “These provisions include staggered terms of office for the Trustees, advance notice requirements for shareholder proposals, and super-majority voting requirements for certain transactions with affiliates, converting the Fund to an open-end investment company or a merger, asset sale or similar transaction.” The Fund believes that this level of disclosure is consistent with the level of disclosure provided by other funds with comparable provisions. Therefore, the Fund believes that its existing disclosure is sufficient.

15. This section includes a risk titled “Synthetic Convertible Securities Risk.” Given that synthetic convertible securities contain derivatives, please disclose the risks attendant with investing in the types of derivatives used in synthetic convertible securities. Please be more specific in the disclosure regarding derivatives. See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).

Response: In a letter to the Investment Company Institute (“ICI”) dated July 30, 2010, Barry Miller, the Associate Director of the Division of Investment Management’s Office of Legal and Disclosure, outlined certain staff concerns with industry disclosure of derivatives. In particular, the letter noted the Staff’s concern with registrants providing derivatives disclosure that was either too brief and generic or that was too long and complex. The Staff stated its view that appropriate derivatives disclosure will be “tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” The disclosure “should describe the purpose that the derivatives are intended to serve in the portfolio.and the extent to which derivatives are expected to be used.” Funds should avoid enumerating a generic “laundry list” of derivatives.

The Fund has reviewed and revised its derivatives disclosure, which begins on page 46 of the prospectus, and believes that the disclosure generally addresses the Staff’s concerns as set forth in its letter to the ICI. The Fund carefully describes the specific, principal purposes for which the derivatives will be used. The Fund believes that the current disclosure, its scope, specificity, and location in the principal investment strategies effectively identifies the purpose and extent of its proposed derivative usage. Notwithstanding the foregoing, the Fund has added additional disclosure regarding use of warrants.

Summary of Fund Expenses

16. Please disclose in the table how Managed Assets, as used in the calculation of Management Fees, converts to “net assets.” We note that the discussion in footnote (3) may be confusing to the reader, in that it states that the management fee is not expressed as a percentage of all of the assets the Fund intends to invest. Please clarify. Furthermore, explain how derivatives are valued for calculating Managed Assets and confirm that the notional value of derivative contracts will not be used for the fee calculation.

Response: Item 3 of Form N-2 requires all expense percentages shown in the Fund’s expense table to be expressed as a percentage of net assets, which necessarily excludes a fund’s borrowings for investment purposes. Current footnote 4 attempts to clarify this fact. It notes – correctly – that the fee is not expressed as a percentage of all of the assets the Fund intends to invest. In essence, the Form requires fee ratios to be expressed as a percentage of net assets (i.e., total assets less liabilities) instead of managed assets (i.e., net assets plus borrowings for investment purposes). As a result, the fee ratios are not expressed as a percentage of all of the assets the Fund intends to invest (i.e., managed assets) but instead they are shown as a percentage of net assets. Footnote 4 is intended to clarify this position, and will show the total expense ratio expressed as a percentage of managed assets to reflect the actual cost on a per dollar investment basis of investing in the Fund.

The Fund further confirms supplementally that for the purposes of the Fund’s Managed Assets, derivatives are valued at market value and not notional value.

Securities and Exchange Commission

October 17, 2014

17. The Fund will invest in synthetic convertible securities. Please disclose how derivative and synthetic securities will be valued for purposes of determining “total managed assets” for the calculation of management fees. Specifically, please supplementally confirm that the value of synthetic securities refers to the market value of the synthetic instrument, rather than the notional value.

Response: The Fund has added the following disclosure, located in the second paragraph on page 55 of the prospectus, regarding how derivative and synthetic securities will be valued for purposes of determining “total managed assets” for the calculation of management fees:

For purposes of calculating managed assets, synthetic convertible securities purchased from third parties will be valued using available market information on sales and bid/ask prices or, if no such market information is readily available, pursuant to fair valuation procedures adopted by the Fund’s Board of Trustees. When the Fund creates a synthetic convertible security by purchasing and holding two or more distinct component securities in concert, the Fund will account for the component securities as separate securities and such component securities will appear separately on the Fund’s schedule of investments.

Investment Objective and Principal Investment Strategies

18. The prospectus states, on page 15, the Fund may invest in master limited partnerships (“MLPs”). Please disclose any unique tax aspects in MLPs and how it may impact the Fund’s investments in MLPs.

Response: The Fund has added the following disclosure located in the second paragraph under the caption, “Master Limited Partnerships” on page 33 of the prospectus regarding the unique tax aspects of MLPs:

MLPs do not pay federal income tax at the partnership level. Rather, each interest or unit holder is allocated a share of the partnerships’ income, gains, losses, deductions and credits. A change in the current tax law, or a change in the underlying business of an MLP, could result in an MLP being treated as a corporation, instead of a partnership, for federal income tax purposes, which would result in such MLP being required to pay income tax on its taxable income. This would have the effect of reducing the amount of cash available for distribution by the MLP, potentially reducing the value of the Fund’s investment and consequently your investment in the Fund.

The Fund notes supplementally that it intends to invest in MLPs at a level that will not trigger any adverse tax consequences at the Fund level, such that additional disclosure of tax implications to individual shareholders is not necessary.

Leverage

19. The prospectus states that the Fund will add leverage to its portfolio upon the completion of the initial public offering of the Fund’s common shares. The disclosure does not address the use of leveraging in the short term. If the Fund intends to use leveraging in the short term, please disclose this and add why it may not be beneficial to its shareholders.

Response: The Fund confirms supplementally that it does not intend to use leverage in the short term. As noted in the prospectus, the Fund will not engage in leverage before the completion of the initial public offering of the Fund’s common shares.

Securities and Exchange Commission

October 17, 2014

Antitakeover Provisions in the Declaration of Trust

20. The prospectus states that the declaration of trust includes certain anti-takeover provisions. Please disclose that the Fund will not opt in to the control share acquisition provisions of the state statute given that the staff has taken the position that antitakeover provisions are inconsistent with section 18(i) of the 1940 Act. See Boulder Total Return Fund, Inc. no action letter (November 15, 2010) (“Boulder No-Action Letter”).

Response: The Fund confirms that it is organized as a Delaware Statutory Trust under the laws of the State of Delaware. Delaware does not have a control share acquisition act, and as such the provisions of the Boulder No-Action Letter are inapplicable to the Fund. The Fund notes that in light of this fact, no further disclosure is necessary.

Statement of Additional Information (“SAI”)

Distressed Securities

21. The Fund may invest substantial portions of its total assets in distressed securities. (Page S-4 of the SAI). Please disclose, in the prospectus, if appropriate the extent to which the Fund anticipated investing in distressed securities and any attendant risk.

Response: The Fund confirms supplementally that the requested disclosure is included on page 44 of the prospectus, which states: “Distressed securities frequently do not produce income while they are outstanding. The Fund may purchase distressed securities that are in default or the issuers of which are in bankruptcy. The Fund may be required to bear certain extraordinary expenses in order to protect and recover its investment.”

General

21. Please file as exhibits the advisory contracts entered into by the investment adviser. Also, please confirm that the substantive terms of the contract are fully described in the SAI.

Response: The Fund confirms supplementally that the form of investment advisory contract to be entered into by the investment adviser is included as exhibit (g) to Pre-effective Amendment No.1 to the Fund’s registration statement on Form N-2. In addition, the Fund confirms supplementally that the substantive terms of the contract are fully described as required by Item 20 on Form N-2, under the sections titled “Investment Adviser and Investment Management Agreement” and “Portfolio Managers” beginning on page S-22 of the SAI.

*        *        *         *        *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 17, 2014

If you have any questions regarding the above, please feel free to call me at (202) 778-9220 or Nicole Trudeau at (202) 778-9189.

Sincerely,

/s/ Eric S. Purple
Eric S. Purple